June 6, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Amendment No. 4 to Current Report on Form 8-K

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed May 21, 2014

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Philip Cooke, Chief Financial Officer of the Company, dated May 30, 2014 (the “Letter”).

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that, unless otherwise indicated, the responses are based on information provided to us by the Company.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1.

You state in your revised disclosure related to the affiliate program, on page 13, that in some situations, affiliates are entitled to 50% of transaction and success fees. Please tell us, and disclose here and in your Critical Accounting Policies within MD&A, how you account for the portion of fees due to affiliates under these arrangements. Include reference to authoritative literature used as guidance.

Response: In response to the staff’s comments, the Company notes that revenues recognized related to its Affiliate Program totaled less than $1,000 in each of the fiscal years ending December 31, 2012 and December 31, 2013 and does not deem revenues associated with the Affiliate Program to be material. The Company will continue to monitor revenues associated with its Affiliate Program and will expand disclosures in greater detail in future fillings if and when revenues associated with the Affiliate Program become material.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Philip Cooke, Chief Financial Officer

Symbid Corp.